New York - AG	September 21, 2020
Toronto – FR
Frankfurt – FMV

FIRST MAJESTIC ANNOUNCES FILING OF EARLY WARNING REPORT FOR ACQUISITION OF SHARES OF SILVER DOLLAR RESOURCES INC.

Vancouver, BC, Canada: FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the “Company” or “First Majestic”) announces that it has filed an early warning report pursuant to the provisions of Canadian securities legislation (the “Early Warning Report”) in connection with the acquisition of common shares (the “Shares”) of Silver Dollar Resources Inc. (“Silver Dollar”).

Pursuant to an option agreement dated August 7, 2020 between First Majestic and Silver Dollar (the “Option Agreement”), First Majestic has acquired ownership and control of 5,146,401 Shares, representing approximately 14.9% of the outstanding Shares. Based on the market price of the Shares, the value of the Shares is CDN$9,160,594. Prior to the issuance of the 5,146,401 Shares, First Majestic held 500,000 Shares of Silver Dollar or approximately 1.4% of the outstanding Shares. First Majestic now owns and controls 5,646,401 Shares or approximately 16.4% of the outstanding Shares.

Pursuant to the Option Agreement, First Majestic may receive additional Shares of Silver Dollar (equal to 5% of the then outstanding Shares of Silver Dollar in the event the Silver Dollar exercises the option pursuant to the Option Agreement). Depending on market conditions, general economic and industry conditions and subject to a shareholder rights agreement described in the Early Warning Report, Silver Dollar’s business and financial condition and/or other relevant factors, First Majestic may increase or decrease its beneficial ownership of securities of Silver Dollar through market transactions, private agreements or otherwise, in the future.

Silver Dollar is located at 108-800 Kelly Road, Suite 416, Victoria, British Columbia V9B 6J9. First Majestic is located at 1800- 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. A copy of the Early Warning Report is available on First Majestic’s SEDAR profile at www.sedar.com and may also be obtained by contacting Sophie Hsia, First Majestic’s General Counsel, at 1.866.529.2807.

This press release is issued under the early warning provisions of Canadian securities legislation.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.0 to 11.7 million silver ounces or 21.4 to 22.9 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Forward-Looking Statements
This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 or forward looking information within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the acquisition or disposition of common shares of Silver Dollar and production estimates from the Company’s mines. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to the business and financial condition of Silver Dollar; risk related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of Business - Risk Factors” in First Majestic Silver Corp.’s Annual Information Form for the year ended December 31, 2019, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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